UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated October 31, 2018

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-Held Corporation

CNPJ/MF No. 60.643.228/0001-21

NIRE 35.300.022.807 | CVM Code No. 12793

MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS’ MEETING

HELD ON OCTOBER 31, 2018

1.                                     Date, time and place: Held on October 31, 2018, at 4:00 PM, by means of teleconference, at Rua Fidêncio Ramos, 302, 4th floor, Building B, Building Vila Olímpia Corporate, Vila Olímpia, in the City of São Paulo, State of São Paulo.

2.                                     Call notice: Call notice was dismissed, due to the attendance of all members of the Board of Directors of Fibria Celulose S.A. (“Company”), pursuant to item 6.3 of its Internal Rules.

3.                                     Attendance: All the members of the Board of Directors attended the meeting, as follows: José Luciano Duarte Penido (Chairman of the Board); Alexandre Gonçalves Silva, Carlos Augusto Lira Aguiar, Cesar Augusto Chaves Mendonça, Ernesto Lozardo, João Carvalho de Miranda, João Henrique Batista de Souza Schmidt, Marcos Barbosa Pinto and Raul Calfat.

4.                                     Meeting Board: Mr. José Luciano Duarte Penido — Chairman.

Mrs. Claudia Elisete Rockenbach Leal — Secretary

5.                                     Agenda: To analyze and examine the (i)  management’s proposal for the distribution of interim dividends on an extraordinary basis; and (ii) call notice of the Extraordinary General Shareholders’ Meeting of the Company.

6.                                     Resolutions: After discussion and analysis of the matters of the Agenda, the Board’s members attending the meeting, unanimously and without reservations and/or qualifications, resolved on the following:

(i)                                    Proposal for the Distribution of Interim Dividends

To approve the management’s proposal for the distribution of interim dividends on an extraordinary basis, in the total amount of R$2.783.319.849,66 (two billion seven hundred and eighty three million three hundred and nineteen thousand eight hundred and forty nine Brazilian reais and sixty six centavos), equivalent to R$5,030371757, per share issued by the Company, to be declared and paid against the Company’s account of Reserve for Investments, approved by the Ordinary Shareholders’ Meeting held on April 27, 2018, and registered in the Company’s quarterly financial statements of September 30, 2018.

(ii)                                Call Notice of the Extraordinary General Shareholders’ Meeting

To approve the call notice of the Extraordinary General Shareholders’ Meeting to be held on November, 30, 2018, at 09:30 AM, at the Company’s headquarters, to resolve on the matter described in item (i) above. The Board of Officers is hereby authorized to perform all the acts necessary for the call of the Extraordinary General Shareholders’ Meeting, as well as the procedures for the dividends payment.

7.                                     Closing: There being nothing else to address, the meeting was closed and these minutes were transcribed, read, found to be accurate, approved and signed by all the members of the Board. Board: José Luciano Duarte Penido (Chairman) and Claudia Elisete Rockenbach Leal (Secretary). Attendance: José Luciano Duarte Penido (Chairman of the Board); Alexandre Gonçalves Silva, Carlos Augusto Lira Aguiar, Cesar Augusto Chaves Mendonça, Ernesto Lozardo, João Carvalho de Miranda, João Henrique Batista de Souza Schmidt, Marcos Barbosa Pinto and Raul Calfat.

São Paulo, October 31, 2018.

We certify that the present minutes are true copy of the Minutes of Ordinary Board of Directors’ Meeting held on October 30, 2018, filed at the Company´s headquarters.

Board:

José Luciano Duarte Penido Chairman	Claudia Elisete Rockenbach Leal Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2018

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO